Office of Trade & Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

December 6, 2021

Re:  Starco Brands, Inc.

Offering Statement on Form 1-A

File No. 024-11622

Ladies and Gentlemen:

On behalf of Starco Brands, Inc., I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Thursday, December 9, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Ross Sklar

Ross Sklar

Chief Executive Officer

Starco Brands, Inc.

Cc:  Jeanne Campanelli, Esq.

CrowdCheck Law LLP